November 15, 2016

VIA EDGAR

Cecilia Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

United States

Re:	LivaNova PLC
Form 10-K/T for the Transition Period from April 25, 2015 to December 31, 2015
Filed March 4, 2016
File No. 1-37599

Dear Ms. Blye:

We have received the letter dated November 1, 2016 (the “Comment Letter”) from the staff of the Securities and Exchange Commission regarding the above listed filing by LivaNova PLC. We are committed to responding promptly, but due to our size, complexity and international operations, we require additional time to prepare a response to your letter. We respectfully request that you allow us an extension to submit our response to the Comment Letter by Wednesday, November 30, 2016.

If you have any questions, please contact me at (408) 345-8070. Thank you for your consideration.

Yours sincerely,

Brian Sheridan

General Counsel & Company Secretary

LivaNova PLC

LivaNova PLC Registered in England and Wales Registered No. 09451374 5 Merchant Square, North Wharf Road, London W2 1AY United Kingdom		T +44 20 37865275 www.livanova.com
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